SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of August, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






              RYANAIR'S CUSTOMER SERVICE STATISTICS FOR JULY 2003

Ryanair, Europe's No.1 low fares airline, today (6th August 03) released its customer service statistics for July 2003. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No. 1 for Customer Service.

   -92.67% of all Ryanair's 14,747 flights during July arrived on time.

   -Ryanair has set the standard as the No.1 on-time airline beating easyjet every week this year and as the No. 1 airline for the fewest cancellations. -Complaints registered at less than 1(0.35) complaints per 1000 passengers.

   -Mislaid baggage registered at less than 1(0.55) mislaid bag per 1000 passengers.

Passenger Statistics - July 2003                      2002        2003
-------------------------                            ------      -------

On-time flights                                      64.95%      92.67%
-------------------------                             ------     -------

Complaints per 1000 pax                               0.72        0.35
-------------------------                             ------     -------

Baggage complaints per 1000 pax                       1.71        0.55
-------------------------                             ------     -------

Complaints answered within 7 days                        -         100%
-------------------------                             ------     -------



Ends                  6th August 2003

For further information:

Paul Fitzsimmons      Pauline McAlester

Ryanair               Murray Consultants

Tel: + 353 1 812 1228 Tel: + 353 1 4980300


Ryanair Monthly Statistics Compared with Association of European Airlines

The following averages are based on the Association of European Airlines monthly performance statistics for our major competitors for June 2003 and figures published on airline websites.

Ryanair No. 1 on time airline in Europe


Airline                                         Ranking            %
Ryanair                                               1           92.5
--------------                            ---------------        -------

SAS                                                   2           92.2
--------------                            ---------------        -------

Lufthansa                                             3           86.5
--------------                            ---------------        -------

British Airways                                       4           79.3
--------------                            ---------------        -------

Air France                                            5           72.4
--------------                            ---------------        -------

Easyjet                                               6           71.7
--------------                            ---------------        -------

Alitalia                                              7           67.3
--------------                            ---------------        -------

Aer Lingus                                Not Published
--------------                          --------------------

                                                               % Flights
                                                         arriving within
                                                           15 minutes of
                                                          scheduled time
                                        --------------------------------



Ryanair No. 1 airline for fewest lost bags

Airline                           Ranking     Baggage lost per 1000 passengers
Ryanair                                 1                          0.5
-----------                     -----------            -----------------

SAS                                     2                          9.7
-----------                     -----------            -----------------

Austrian                                3                         12.8
-----------                     -----------            -----------------

Lufthansa                               4                         15.3
-----------                     -----------            -----------------

Air France                              5                         19.2
-----------                     -----------            -----------------

British Airways                         6                         20.6
-----------                     -----------            -----------------

Alitalia                                7                         21.7
-----------                     -----------            -----------------

easyJet                                  Not Published
-----------                        --------------------------

Aer Lingus                               Not Published
-----------                        --------------------------



Ryanair No. 1 airline for fewest cancellations (Jan- Jun 03)
Airline                        Ranking                  % flights completed
-----------                     -----------            -----------------

Ryanair                                 1                        99.24
-----------                     -----------            -----------------

Lufthansa                               2                        99.24
-----------                     -----------            -----------------

SAS                                     3                        98.65
-----------                     -----------            -----------------

British Airways                         4                        98.57
-----------                     -----------            -----------------

Austrian                                5                        98.55
-----------                     -----------            -----------------

Alitalia                                6                        98.15
-----------                     -----------            -----------------

Air France                              7                        97.77
-----------                     -----------            -----------------

easyJet                                  Not Published
-----------                        --------------------------

Aer Lingus                               Not Published
-----------                        --------------------------



Ryanair beats easyJet every week on punctuality

       Week Ending              On Times

                            Ryanair   easyJet                   Ryanair
                                                               Position

             06-Jan              81%       72%                       1

             12-Jan              84%       76%                       1

             19-Jan              93%       86%                       1

             26-Jan              97%       88%                       1

             02-Feb              81%       64%                       1

             09 Feb              90%       63%                       1

             16 Feb              89%       73%                       1

             23-Feb              86%       72%                       1

             02- Mar             91%       79%                       1

             09-Mar              88%       81%                       1

             16-Mar              94%       86%                       1

             23-Mar              86%       82%                       1

             30-Mar              93%       78%                       1

             6-April             92%       68%                       1

             13-Apr              95%       79%                       1

             20-Apr              93%       78%                       1

             27-Apr              97%       81%                       1

             05 May              91%       75%                       1

             11-May              94%       81%                       1

             18-May              92%       70%                       1

             25-May              91%       NA                        1

              1-Jun              90%       63%                       1

              8-Jun              90%       62%                       1

             15-Jun              95%       77%                       1

             22-Jun              94%       74%                       1

             29-Jun              92%       72%                       1

              6-Jul              92%       67%                       1

             13-Jul              96%       78%                       1

             20-Jul              88%       71%                       1

             27-Jul              94%       71%                       1

Ryanair No. 1 in US Punctuality Comparison (May 03)

------------------                       -------             -----------
Ryanair                                      1                    91.0
------------------                       -------             -----------

Southwest                                    2                    90.1
------------------                       -------             -----------

JetBlue                                      3                    90.1
------------------                       -------             -----------

Alaska                                       4                    87.4
------------------                       -------             -----------

Continental                                  5                    86.7
------------------                       -------             -----------

America West                                 6                    85.9
------------------                       -------             -----------

Northwest                                    7                    85.8
------------------                       -------             -----------

United                                       8                    85.4
------------------                       -------             -----------

American                                     9                    84.7
------------------                       -------             -----------

American Eagle                              10                    84.4
------------------                       -------             -----------

Delta                                       11                    83.8
------------------                       -------             -----------

US Airways                                  12                    80.7
------------------                       -------             -----------

                                                          Source: US DOT
                                                         Consumer Report
                                                          for May 2003
                                        --------------------------------






END
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  6 August, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director